

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

> **Re: World Surveillance Group Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December**
> **31, 2011**
> **Filed August 22, 2011**
> **and Documents Incorporated by Reference**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-32509**

Dear Mr. Estrella:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Partners, page 9

1.　We note your response to comment one from our letter dated July 28, 2011. Please provide additional analysis to support your conclusion that the L-3 Communications contract is not material to the company. We note that L-3 Communications is anticipated to serve as the "systems integrator and operator" for your Argus One UAV and that you will use its ground stations for flight tests and demonstrations. We also note your statement on page 15 that you only have four employees and you therefore rely "heavily" on your outside partners and contractors. Alternatively, please file the agreement as an exhibit to your amended 10-Q for the Fiscal Quarter Ended June 30, 2011.

Consolidated Financial Statements

Note 3

SkySat Sale, page 51

2. We note your response to comment nine from our letter dated July 28, 2011 and that costs associated with the development of SkySat were reclassified in 2010 from inventory to research and development expense. Because the development of SkySat was incomplete at the time of the transaction with GTC and the consideration received from GTC was restricted in use to the further development and completion of SkySat, it appears that the $250,000 should have been allocated to deferred revenue and the cash received classified as restricted. Please revise your financial statements and disclosure as appropriate or advise us.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Condensed Consolidated Balance Sheets, page 3

3. We note that your property and equipment balance increased from $0 at December 31, 2010 to $2,601,105 at June 30, 2011. In light of the significance of this asset, please provide detailed supporting footnote disclosure. This disclosure should describe the nature and amounts of the items included within this line-item. You should also provide accounting policy disclosure to describe, in detail, your depreciation and impairment policies relating to your property and equipment.

Condensed Consolidated Statements of Operations, page 4

4. We note your presentation of stock based compensation and stock and options issued for services as single line items within your consolidated statements of operations. We believe that it is preferable to classify these expenses within the income statement line item to which they relate. If you choose to continue to show these amounts as a separate line item, please revise the face of your statements of operations to parenthetically note the amounts of the equity-related charges being excluded from the appropriate line items to provide transparency.

Note 3. Acquisitions, page 11

5. We note that $2,611,732 of the purchase price paid for GTC was allocated to property and equipment, and that GTC's property and equipment balance at March 31, 2011 represented their interest in the SkySat airship. Because the airship is still in its

development phase and related costs are being expensed by the company as research and development, it appears the value attributed to the reacquisition of this interest should also be expensed to research and development. Please revise your financial statements and disclosure accordingly or advise us.

Management's Discussion and Analysis, page 19

6. We note your disclosure on page 11 that your agreement with Growth Enterprise Fund, S.A. contains an earn-out equal to five percent of the gross revenues related to the construction by GTC of certain potential satellite ground stations. Please indicate whether you are obligated to make these payments indefinitely. In addition, describe these payments in your management's discussion and analysis and address their impact on your liquidity and capital resources.

Liquidity and Capital Resources, page 22

7. Please expand your disclosure to indicate the time period during which your funding commitment letter is valid and include management's assessment of the likelihood that you will satisfy the conditions contained therein.

8. We note your disclosure on page 23 that you will need additional cash to support your ongoing operations until your operations provide sufficient cash flow to cover expenditures. Please revise your disclosure to quantify the amount of cash necessary to support your ongoing operations. In addition, address when you anticipate that you will be able to generate revenues from customers through the sale of your Argus One airship and GTC products.

"If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace," page 32

9. We note your response to comment two from our letter dated July 28, 2011 as well as your disclosure that your intellectual property and proprietary rights are "one of the keys" to your performance and the success of your business. Please address whether you intend to seek additional patent protection for the Argus One UAV when your provisional patent expires in February 2012.

"We rely exclusively on our technical partner, Eastcor Engineering, for the development and commercialization of our products," page 28

10. Please expand this risk factor to address the risk that you do not have an agreement governing your relationship with Eastcor Engineering.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director